Exhibit 99.1

Media Release

Planegg/Munich, Germany, October 21, 2018

MorphoSys’s Licensing Partner GSK has Reported Data on GSK3196165 from Phase 2 Study in Rheumatoid Arthritis to be Presented at the ACR Conference

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) announced today that, in a press release issued today, its licensing partner GSK reported data from their phase 2 BAROQUE clinical study of GSK3196165 (formerly MOR103) in rheumatoid arthritis (RA). The study was conducted in patients with moderate to severe RA who had an inadequate response to methotrexate.

The data will be presented at the American College of Rheumatology (ACR) Annual Meeting on Monday, October 22, 2018, in Chicago, Illinois/USA, in the session “4M106 ACR Abstract: RA–Treatments III: New Compounds & Biosimilars (1935–1940)”, to be held from 4:30-6:00pm Chicago Time (CDT). Further detailed information about the trial can be found at clinicaltrials.gov.

GSK3196165 is an investigational human monoclonal antibody directed against GM-CSF (granulocyte-macrophage colony-stimulating factor) that was outlicensed to GSK in 2013. The antibody was made by MorphoSys using its proprietary HuCAL technology.

Dr. Malte Peters, Chief Development Officer of MorphoSys AG, said: “We are delighted that our licensing partner GSK is presenting data on GSK3196165 at this year’s ACR Meeting. Rheumatoid arthritis is a chronic, painful and debilitating autoimmune disease and we see a high medical need for alternative treatment options for patients suffering from moderate to severe forms of this disease. We are very pleased with GSK’s progress with the program and look forward to any updates GSK will give going forward.”

Further information can be found in the press release issued by GSK on October 21, 2018.

About MorphoSys

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which the Company invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including expectations regarding the current phase 2 trial with GSK3196165 (formerly MOR103) in rheumatoid artritis and the further clinical development. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding the phase 2 development of GSK3196165 may be false, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission may be incorrect. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Löser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com